August 28, 2025

Jinchun Cheng
Chief Executive Officer
Xinxu Copper Industry Technology Ltd
2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

       Re: Xinxu Copper Industry Technology Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed August 5, 2025
           File No. 333-278407
Dear Jinchun Cheng:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
Exhibits

1. Refer to the Exhibit 23.1 consent of Fortune CPA, Inc. Please ensure your auditor revises the date of their audit report to June 10, 2025 and refers to the financial statements as of June 30, 2024 and 2023, and the two fiscal years then ended. The current language only refers to the fiscal year as of and for the year ended June 30,
       2024.
 August 28, 2025
Page 2

Resale Prospectus Cover Page, page Alt-1

2. We note that you have added a resale prospectus. Please revise the cover page of the resale prospectus to disclose that the resale shares will not be sold until the initial public offering is completed. Please also state the price of the initial public offering.
      Please remove references to the initial public offering occurring concurrently with the resale of the ordinary shares or advise. Refer to Instruction 2 to Item 501(b)(3) of
      Regulation S-K.
        Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing